UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: Invesco Value Municipal Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
1555 Peachtree Street, N.E.
Atlanta, GA 30309
Telephone Number (including area code): (713) 626-1919
Name and address of agent for service of process:
John M. Zerr, Esquire
Invesco Advisers, Inc.
11 Greenway Plaza, Suite 2500
Houston, Texas 77046-1173
With copies of Notices and Communications to:
Matthew R. DiClemente, Esquire
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES ☐          NO ☑
Item 1.	Exact name of registrant.

Invesco Value Municipal Trust
Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Massachusetts business trust. The Registrant filed a declaration of trust with the Secretary of the Commonwealth of Massachusetts, which was declared effective on October 2, 1991.

Item 3.	Form of organization of registrant.

Massachusetts business trust.

Item 4.	Classification of registrant.

Management company.

Item 5.
(a) The Registrant is a closed-end management company.

(b) The Registrant is registered as a “diversified” investment company for purposes of the Investment Company Act of 1940, as amended.
Item 6.	Name and address of each investment adviser of registrant.

Invesco Advisers, Inc. 1555 Peachtree Street, N.E. Atlanta, GA 30309

Invesco Asset Management Deutschland GmbH An der Welle 5, 1st Floor Frankfurt, Germany 60322

Invesco Asset Management Limited 30 Finsbury Square London, United Kingdom EC2A 1AG ENGLAND

Invesco Asset Management (Japan) Limited 25th Floor, Shiroyama Trust Tower 3-1, Toranoman 4-chome, Minato-Ku Tokyo, Japan 105-6025

Invesco Australia Limited 333 Collins Street, Level 26 Melbourne Victoria 3000, Australia

Invesco Hong Kong Limited 32nd Floor Three Pacific Place 1 Queen’s Road East Hong Kong

Invesco Senior Secured Management, Inc. 1166 Avenue of the Americas, 27th Floor New York, NY 10036

Invesco Canada Ltd. 5140 Yonge Street Suite 900 Toronto, ON, M2N 6X7

Item 7.	Name and address of each officer and trustee of the registrant.

Name and Address	Principal Occupation(s) During Past 5 Years
Martin L. Flanagan 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Philip A. Taylor 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee, President and Principal Executive Officer

Wayne W. Whalen 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Name and Address	Principal Occupation(s) During Past 5 Years
Bruce L. Crockett 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee and Chair

David C. Arch 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Frank S. Bayley 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

James T. Bunch 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Rodney F. Dammeyer 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Albert R. Dowden 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Jack M. Fields 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Carl Frischling 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Prema Mathai-Davis 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Larry Soll 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Hugo F. Sonnenschein 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Raymond Stickel, Jr. 1555 Peachtree Street, N.E. Atlanta, GA 30309	Trustee

Russell C. Burk 1555 Peachtree Street, N.E. Atlanta, GA 30309	Senior Vice President and Senior Officer

John M. Zerr 1555 Peachtree Street, N.E. Atlanta, GA 30309	Senior Vice President, Chief Legal Officer and Secretary

Sheri Morris 1555 Peachtree Street, N.E. Atlanta, GA 30309	Vice President, Treasurer and Principal Financial Officer

Karen Dunn Kelley 1555 Peachtree Street, N.E. Atlanta, GA 30309	Vice President

Name and Address	Principal Occupation(s) During Past 5 Years
Yinka Akinsola 1555 Peachtree Street, N.E. Atlanta, GA 30309	Anti-Money Laundering Compliance Officer

Todd L. Spillane 1555 Peachtree Street, N.E. Atlanta, GA 30309	Chief Compliance Officer
Item 8. Not applicable.
Item 9.
(a) No. Registrant is not currently issuing and offering its securities directly to the public.
(b) Not applicable.
(c) No. Registrant does not intend to make a public offering at an undetermined time in the future.
(d) Yes. Registrant currently has outstanding and issued securities.
(e) The number of beneficial owners of Registrant’s outstanding securities is 107. The following entities own 10 percent or more of the Registrant’s outstanding voting securities:
Common stock:
First Trust Portfolios L.P., First Trust Advisors L.P. and The Charger Corporation (jointly)
Auction Rate Preferred Shares:
Brigade Leveraged Capital Structures Fund Ltd., Brigade Capital Management, LLC and Donald E. Morgan, III (jointly)
Bank of America Corporation, Bank of America, N.A. and Blue Ridge Investments, L.L.C. (jointly)
Item 10. The total assets of the Registrant were $394,285,087.
Item 11. The Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.
Item 12. Please find attached as an exhibit to this amended Form N-8A, Registrant’s annual report for the period ended February 29, 2012.
SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Houston and the state of Texas on the 7th day of May, 2012.

Invesco Value Municipal Trust
By:	/s/ John M. Zerr
John M. Zerr, Senior Vice President, Chief
Legal Officer and Secretary

Attest:	/s/ Peter Davidson Peter Davidson